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                         October 17, 2022

       Peter C. Enns
       Chief Financial Officer
       Chubb Ltd
       Baerengasse 32
       Zurich, Switzerland CH- 8001

                                                        Re: Chubb Ltd
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 4, 2022
                                                            File No. 001-11778

       Dear Peter C. Enns:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                         Sincerely,


                         Division of Corporation Finance

                         Disclosure Review Program